

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29751

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/09_____ AND ENDING_____12/31/09_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investor Service Center, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Hanover Square
_____
(No. and Street)

New York, New York 10005
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas O'Malley 1-212-363-1100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
_____
(Name – if individual, state last, first, middle name)

1818 Market Street, Suite 2400, Philadelphia, PA 19103
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas O'Malley _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investor Service Center, Inc. _____ , as of December 31 _____ , 20 09 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Vice President &

Chief Financial Officer
Title

_____
Notary Public

IRENE K. KAWCZYNSKI
Notary Public, State of New York
No. 01KA4899282
Qualified in Kings County
Commission Expires June 29, 20 ⧸⧸

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report of Independent Registered Public Accounting Firm on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTOR SERVICE CENTER, INC.
(A Wholly-Owned Subsidiary of
WINMILL & CO. INCORPORATED)

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2009

TAIT, WELLER & BAKER LLP

TAIT, WELLER & BAKER LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholder and Board of Directors of
Investor Service Center, Inc.

We have audited the accompanying statement of financial condition of Investor Service Center, Inc. (a wholly-owned subsidiary of Winmill & Co. Incorporated) as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investor Service Center, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
February 22, 2010

1

INVESTOR SERVICE CENTER, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash and cash equivalents	$ 499,523
Investments	6,517,832
Receivable from Funds:	
Distribution and service fees	34,741
Record keeping	22,691
Income taxes receivable	5,964
Receivable from Parent	4,375
Prepaid expenses and other assets	23,190
Total assets	**$7,108,316**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Payable to affiliates	$ 3,241
Accounts payable and accrued expenses	52,516
Deferred taxes	257,522
Total liabilities	**313,279**
Stockholder's Equity	
Common stock, $.01 par value	
1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	6,060,379
Retained earnings	734,657
Total stockholder's equity	**6,795,037**
Total liabilities and stockholder's equity	**$7,108,316**

See notes to statement of financial condition.

INVESTOR SERVICE CENTER, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2009

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Investor Service Center, Inc. (*"ISC"* or the *"Company"*) is a wholly-owned subsidiary of Winmill & Co. Incorporated *("Winco")*. ISC provides distribution services to the Midas Funds (the *"Funds"*), a family of open end mutual funds managed by Midas Management Corporation *("MMC")*, a subsidiary of Winco. The Company is registered under the Securities Exchange Act of 1934 (the *"Exchange Act"*) as a broker/dealer and is a member of the Financial Industry Regulatory Authority, Inc.

ACCOUNTING ESTIMATES

In preparing financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

INVESTMENTS

Investments are stated at fair value and unrealized gains and losses are recognized in the statement of income.

FAIR VALUE MEASUREMENT

Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a three level hierarchy for fair value measurements based on the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The Company's investment in its entirety is assigned a level based upon the inputs which are significant to the overall valuation. The hierarchy of inputs is summarized below.

The inputs or methodology used for valuing investments are not an indication of the risk associated with investing in those securities.

Level 1 – quoted prices in active markets for identical investments.

Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.).

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining fair value of investments)

The following is a summary of the inputs used as of December 31, 2009 in valuing the Company's investments:

	Valuation Input			
	Level 1	**Level 2**	**Level 3**	**Total**
Common stock of publicly traded-affiliates	$6,517,832	$ -	$ -	$6,517,832

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

DISTRIBUTION SERVICES

Costs in connection with the sale of the Funds' shares are charged to operations as incurred. Pursuant to separate Plans adopted under Rule 12b-1 of the Investment Company Act of 1940, as amended, and Distribution Agreements with the Funds, the Company may receive as compensation distribution and service fees ranging in an amount of one-quarter of one percent to one percent per annum of the Funds' average daily net assets. The service fee portion is intended to cover personal services provided to shareholders of the Funds and the maintenance of shareholder accounts. The distribution fee portion is to cover all other activities and expenses primarily intended to result in the sale of the Funds' shares.

INCOME TAXES

The Company files consolidated federal, state and local income tax returns with Winco and certain other wholly-owned subsidiaries of Winco. It is the policy of Winco to allocate the applicable federal and state taxes (benefits) to each subsidiary on a separate return basis.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. The Company has reviewed its tax positions and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on federal, state and local income tax returns for open tax years (2006-2008) or expected to be taken in the Company's 2009 tax return.

CASH AND CASH EQUIVALENTS

Investments in money market funds and short-term investments and other marketable securities maturing in 90 days or less are considered to be cash equivalents.

SUBSEQUENT EVENTS

Subsequent events after the Statement of Financial Condition date through the date that the financial statements were available for issuance, February 22, 2010, have been evaluated in the preparation of the financial statements.

INVESTOR SERVICE CENTER, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

NOTES TO STATEMENT OF FINANCIAL CONDITION – (Continued)

December 31, 2008

(2) INVESTMENTS

At December 31, 2009 investments consisted of the following:

	Cost	Fair Value
Common stock of publicly traded affiliates:		
Bexil Corporation	$1,988,723	$5,566,100
Tuxis Corporation	1,469,791	651,360
Foxby Corp.	2,431,212	300,372
	$5,889,726	$6,517,832

Certain officers and directors of the Company also serve as officers and or directors of Bexil Corporation, Tuxis Corporation, and Foxby Corp. The investments in Bexil Corporation, Tuxis Corporation, and Foxby Corp. represent approximately 22%, 24%, and 24% of the outstanding shares of each company, respectively.

(3) NET CAPITAL AND REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Exchange Act. The Company must maintain net capital, as defined, of not less than $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital, as defined, of not more than 15 to 1.

At December 31, 2009, the Company had net capital, as defined, of $683,551, which exceeded its net capital requirement of $5,000 by $678,551. The ratio of aggregate indebtedness to net capital was approximately .08 to 1.

(4) INCOME TAXES

Deferred tax liabilities are comprised of the following at December 31, 2009:

Unrealized gains on investments $257,522

(5) RELATED PARTIES

MMC acts as "master payer" of compensation and benefits for the Company, Winco, and affiliate employees. At December 31, 2009, the Company had a payable to MMC of $3,241 for reimbursement of compensation and benefits paid.

Rent expense of jointly used office space and overhead expenses for various jointly used administrative and support functions incurred by the Company, Winco and their affiliates are allocated among the Company, Winco, and their affiliates. At December 31, 2009, the Company had a reimbursement receivable from Winco and its affiliates of $4,375.

At December 31, 2009, the Company had receivables from the Funds for distribution fees of $34,741 and for recordkeeping of $22,691.



TAIT, WELLER & BAKER LLP